04002793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 24 2004 WASHINGTON, D.C. 155 SECTION

SEC FILE NUMBER
8- 18470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morton H. Sachs Co. dba The Sachs Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1346 South Third Street
(No. and Street)

Louisville (City) Kentucky (State) 40208 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald McGrath (502) 636-5282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, A. Nicholas Sachs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morton H. Sachs Co. dba The Sachs Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

My commission expires May 9, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

Morton H. Sachs and Co. dba
The Sachs Company

For the Year Ended December 31, 2003
With Report of Independent Auditors

Morton H. Sachs and Co. dba
The Sachs Company
Financial Statements and Additional Information
For the Year Ended December 31, 2003

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors
Morton H. Sachs and Co. dba
The Sachs Company

We have audited the accompanying statement of financial condition of Morton H. Sachs and Co. dba The Sachs Company (a Kentucky corporation) as of December 31, 2003 and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morton H. Sachs and Co. dba The Sachs Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 17, 2004

Morton H. Sachs and Co. dba
The Sachs Company
Statement of Financial Condition
December 31, 2003

Assets	
Current assets	
Cash	$ 54,152
Accounts receivable:	
Brokers	79,841
Other	433
Total accounts receivable	80,274
Investment in securities	213,985
Prepaid expenses	7,102
Total current assets	355,513
Property and equipment, net	29,463
Other receivables from related parties	378,354
Other investments	2,400
Other assets	63,543
Total assets	$ 829,273
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable	$ 27,578
Accrued expenses	15,386
Total current liabilities	42,964
Stockholder's equity	
Common stock-no par value, 2,100 shares authorized, 200 shares issued and outstanding at stated value	20,000
Retained earnings	766,309
Total stockholder's equity	786,309
Total liabilities and stockholder's equity	$ 829,273

The accompanying notes are an integral part of these financial statements.

Morton H. Sachs and Co. dba
The Sachs Company
Statement of Income
For The Year Ended December 31, 2003

Revenues	
Commissions	$ 739,622
Advisory fees	591,683
Management fees	298,311
Gain (loss) on sale of securities	(40,485)
Unrealized appreciation (depreciation) of investments	3,502
Interest and dividends	5,291
Trading errors	(3,731)
Other	167
	1,594,360
Expenses	
Commissions and clearing charges	116,573
Employee compensation	851,256
Employee benefits	55,633
Payroll and other taxes	62,261
Promotion and development	9,540
Occupancy and equipment	227,920
Communications	73,794
Professional fees	90,464
Other	37,772
	1,525,213
Net Income Before Extraordinary Item	69,147
Loss on forgiven debt of affiliated company	(138,000)
Net Loss	$ (68,853)

The accompanying notes are an integral part of these financial statements.

Morton H. Sachs and Co. dba
The Sachs Company
Statement of Stockholder's Equity
For The Year Ended December 31, 2003

	Common Stock	Retained Earnings	Total
Beginning balances	$20,000	$ 835,162	$ 855,162
Net loss	-	(68,853)	(68,853)
Equity withdrawals	-	0	0
Ending balances	$20,000	$ 766,309	$ 786,309

The accompanying notes are an integral part of these financial statements.

Morton H. Sachs and Co. dba
The Sachs Company
Statement of Cash Flows
For The Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	$(68,853)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	16,589
Loss on sale of securities	40,485
Unrealized (appreciation) depreciation of investments	(3,502)
Changes in:	
Accounts receivable	32,528
Prepaid expenses	3,078
Accounts payable	22,667
Accrued expenses	3,386
Total adjustments	115,231
Net cash provided (used) by operating activities	46,378
Cash flows from investing activities	
Proceeds from sale of investments	3,220,100
Purchases of investments	(3,213,938)
Write off related party receivable as uncollectible	9,805
Purchase of property and equipment	(8,235)
Loans to related parties	(540,131)
Received from related parties	338,732
Forgiven related party receivable	138,000
Net cash provided (used) by investing activities	(55,667)
Cash flows from financing activities	
Net cash provided (used) by financing activities	0
Net increase (decrease) in cash	(9,289)
Cash at beginning of year	63,441
Cash at end of year	$ 54,152

The Company paid no income taxes and $3,519 in interest during the year.

The accompanying notes are an integral part of these financial statements.

Morton H. Sachs and Co. dba
The Sachs Company
Notes to Financial Statements
For The Year Ended December 31, 2003

Note A - Summary of Significant Accounting Policies

Business

The Sachs Company is a registered investment advisor and broker dealer. The financial statements have been prepared in conformity with generally accepted accounting principles with the exception of provision for depreciation and amortization. The difference between straight line and accelerated depreciation and amortization methods is not material to the financial statements taken as a whole.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and periodically writes off balances determined to be uncollectible.

Investments

Marketable securities are carried at market value. Security transactions are recorded at trade date. Net realized gains and losses on security transactions are determined on the specific identification cost basis. Collectible investments are valued at cost.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using primarily accelerated methods over the estimated useful lives of the assets. The difference between straight-line and the accelerated method is not material to the financial statements taken as a whole.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill

Morton H. Sachs and Co. dba
The Sachs Company
Notes to Financial Statements (Cont'd)
For The Year Ended December 31, 2003

Note A - Summary of Significant Accounting Policies (Cont'd)

Financial Instruments With Off-Balance-Sheet Risk (cont'd)

its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management is not aware of any material transactions as of December 31, 2003 that could cause a potential obligation.

Income Taxes

The Sachs Company has elected Subchapter S status under the Internal Revenue Code and is not subject to federal or state income taxes which are the responsibility of the stockholder. The Company is responsible for payment of local income taxes on its income.

Note B - Investments

Investments consist of the following:

Marketable Securities	Cost	Market Value
Common stocks	$ 214,001	$ 213,985
Other Investments		
Collectibles	$ 2,400	$ 2,400

Unrealized gain (loss) on marketable securities is reported in the statement of income.

Note C - Property and Equipment

Property and equipment consists of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
Equipment	$258,154	$235,064	$ 23,090
Leasehold Improvements	21,435	15,062	6,373
	$279,589	$250,126	$ 29,463

Depreciation expense was $16,589. The company wrote-off $1,348 in depreciated assets during the year.

Morton H. Sachs and Co. dba
The Sachs Company
Notes to Financial Statements (Cont'd)
For The Year Ended December 31, 2003

Note D - Related Party Transactions

The Company leases office space and obtains occasional transportation from Kentucky Property Management ("KPM"), a sole proprietorship operated by the Company's sole shareholder. Amounts paid to KPM during 2003 totaled approximately $97,886. The Company loaned $92,000 and received repayments of $99,000 during the year.

Certain officers of The Sachs Company are also officers of Louisville Trust Company ("LTC"), a Kentucky state chartered bank authorized to provide only trust services. The Company's sole shareholder owns 100% of the voting stock of LTC. The Company provided financing, office space, support staff and services to LTC for a management fee of $123,000 and made loans of $283,732 during the year. These charges were added to an interest bearing demand note. During 2003, the Company received $1,962 interest on the note and $239,732 in principal payments.

In light of the common stock ownership of LTC and The Sachs Company, the mutual generation of income for the two companies, the relationship both companies have in sharing systems, space, personnel, and other costs, and the regulatory need for LTC to maintain a certain level of capital, The Sachs Company forgave $138,000 of LTC debt incurred through June 30, 2003.

The Company has been paying start-up and organization costs for The Louisville Trust Holding Company, a corporation formed to hold stock of The Sachs Company and LTC. Payment of these costs has been carried as a receivable, awaiting funding of that company. The concept of the holding company was abandoned in 2003 and the accumulated receivable of $9,805 was written off as uncollectible.

Amounts due from related parties at December 31, 2003 consist of the following:

Receivable from Kentucky Property Management	$308,000
Receivable from Louisville Trust Company	29,000
Receivable from various employees	41,354
	$378,354

Note E - Leases

The Company leases its main office space at a current rate of $8,000 per month from KPM (a related party) pursuant to a month-to-month operating lease. Rent expense was $96,000 in 2003.

The Company has contracted for services under a month to month subscriber agreement with Reuters. During 2003, the Company cancelled its lease with Bloomberg L.P Early lease cancellation resulted in termination payments of $11,425. The Company has a service lease with Checkfree Investment Services ("Checkfree"). The Company is obligated to pay $5,150 per month through December 2004 under that agreement.

Morton H. Sachs and Co. dba
The Sachs Company
Notes to Financial Statements (Cont'd)
For The Year Ended December 31, 2003

Note E – Leases (Cont'd)

Minimum lease payments follow:	2004	$61,800
	2005	0
	2006	0
	2007	0
	2008	0

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1). The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was .16 to 1. Net capital, as defined, was $261,297, which exceeded the minimum required amount by $161,297.

Note G - Employee Benefit Plan

Substantially all of the Company's employees are covered under a qualified plan under Section 401(k) of the Internal Revenue Code. The Company made no contributions to the plan during the year.

Note H – Contingent Liabilities

In 2002 a claim was brought against the Company and one of its registered representatives for $2,700,000 relating to transactions in an individual's pension plan and rollover IRA. The company is defending its position vigorously. Company counsel believes the Company to have strong and viable defenses available to it. However, its outcome remains uncertain at the time of issuance of these financial statements.

Note I – Subordinated Liabilities

There were no changes in liabilities subordinated to general creditors. The Company had no subordinated liabilities at the beginning of the year and no increases or decreases during the current year.

Additional Information

Morton H. Sachs and Co. dba
The Sachs Company
Computation of Net Capital
December 31, 2003

Computation of net capital	
Total stockholder's equity	$ 786,309
Deductions and charges:	
Non allowable assets:	
Receivables from non-customers	381,558
Property and equipment, net	29,463
Other assets and prepaid expenses	73,045
	484,066
Net capital before haircuts on security positions	302,243
Haircuts on securities:	
Trading and investment securities:	
Other securities	32,098
Undue concentration	8,848
	40,946
Net capital	$ 261,297
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 2,866
Minimum dollar requirement	$ 100,000
Excess net capital	$ 161,297
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 257,001
Computation of aggregate indebtedness	
Total liabilities	$ 42,964
Total aggregate indebtedness	$ 42,964
Ratio of aggregate indebtedness to net capital	.16 to 1

Morton H. Sachs and Co. dba
The Sachs Company
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2003

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2003 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2003
Net capital, as reported in company's form X-17a-5, Part II	$261,297
Net audit adjustments	0
Net capital, as reported in Schedule I	$261,297

Inasmuch as Morton H. Sachs and Co. dba The Sachs Company is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
Morton H. Sachs and Co. dba
The Sachs Company:

In planning and performing our audit of the financial statements and supplemental schedules of Morton H. Sachs and Co. dba The Sachs Company, (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 17, 2004